

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 26, 2010

Via U.S. mail and facsimile

Mr. Richard H. Fearon
Chief Financial and Planning Officer
Eaton Corporation
Eaton Center
1111 Superior Ave.
Cleveland, OH 44114-2584

> **RE: Form 10-K for the year ended December 31, 2009**
> **File No. 1-1396**

Dear Mr. Fearon:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief